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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52209

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Oberlin Financial Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

209 North Main St., P.O. Box 998
(No. and Street)

Bryan	OH	43506
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve Hess (419) 636-4001
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mira + Kolena, Ltd.
(Name – *if individual, state last, first, middle name*)

4841 Monroe St., Suite 350	Toledo	OH	43623
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Steve Hess, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Oberlin Financial Corp., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

HOPE A. BAIRD - NOTARY PUBLIC
County of Williams
State of Ohio
My Commission Expires May 7, 2004

Notary Public

Steve Hess Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Oberlin Financial Corp.

Financial Statements
and Supplemental Information

Year Ended December 31, 2003

Table of Contents

MIRA+KOLENA

Charles J. Mira, J.D., CPA
Thomas E. Kolena, CPA/ABV

Certified Public Accountants & Consultants

Mira+Kolena, Ltd.
4841 Monroe Street
Suite 350
Toledo, Ohio 43623

419-474-5020
419-474-5072 Fax
mk@mirakolena.com

Member of:
American Institute of Certified Public Accountants

Ohio Society of Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors
Oberlin Financial Corp.

We have audited the accompanying statement of financial condition of Oberlin Financial Corp. as of December 31, 2003, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oberlin Financial Corp. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information as listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Mira + Kolena, Ltd.

Toledo, Ohio
January 23, 2004

Oberlin Financial Corp.

Statement of Financial Condition

December 31, 2003

Assets	
Current assets:	
Cash and cash equivalents	$ 138,082
Accounts receivable:	
Commissions	199,123
Clearinghouse	25,342
Registered representative	22,852
	247,317
Prepaid expenses	138,852
Deferred federal income taxes	500
Total current assets	524,751
Other assets:	
Deposits with clearing and other organizations	310,000
Investment	41,634
Total other assets	351,634
Total assets	$ 876,385
Liabilities and Stockholder's Equity	
Current liabilities:	
Note payable	$ 39,758
Accounts payable	27,980
Commissions payable	233,560
Income taxes payable	7,700
Total current liabilities	308,998
Stockholder's equity:	
Common stock, no par value; 850 shares authorized, 400 shares issued and outstanding	155,000
Paid-in capital	337,357
Retained earnings	75,030
Total stockholder's equity	567,387
Total liabilities and stockholder's equity	$ 876,385

See accompanying notes to financial statements.

Oberlin Financial Corp.

Statement of Income

Year Ended December 31, 2003

Revenues:	
Commissions	$4,864,019
Interest and dividends	138,844
Investment advisory fees	90,423
Other income	85,404
Total revenues	5,178,690
Expenses:	
Commissions	3,316,891
Management fees:	
Management and administrative	879,141
Technology	24,000
Rent	24,000
Postage	12,000
Utilities	12,000
	951,141
Clearing charges	417,665
Professional fees	221,514
Regulatory fees	58,154
National conference	45,657
Communication	28,609
Technology	31,062
Insurance	8,103
Meals and entertainment	6,749
Travel	5,941
Recruiting	4,649
Advertising	4,151
Office supplies	2,721
Postage	2,133
Interest	1,440
Education	75
Miscellaneous	3,599
Total expenses	5,110,254
Income before income taxes	68,436
Provision for income taxes:	
Federal:	
Current	9,631
Deferred	500
State and local	9,306
	19,437
Net income	$ 48,999

See accompanying notes to financial statements.

Oberlin Financial Corp.

Statement of Cash Flows

Year Ended December 31, 2003

Cash flows from operating activities:	
Net income	$ 48,999
Adjustments to reconcile net income to net cash flows used in operating activities:	
Deferred income taxes	500
Changes in assets and liabilities:	
Accounts receivable	(162,536)
Federal income taxes refundable	2,744
Prepaid expenses	47,811
Accounts payable	(347)
Commissions payable	83,760
Income taxes payable	7,700
Net cash provided by operating activities	28,631
Cash flows from investing activities:	
Increase in deposits with clearing and other organizations	(100,000)
Purchase of securities	(34)
Net cash used in investing activities	(100,034)
Cash flows from financing activities:	
Payments on note payable	(68,126)
Net cash used in financing activities	(68,126)
Net decrease in cash and cash equivalents	(139,529)
Cash and cash equivalents at beginning of year	277,611
Cash and cash equivalents at end of year	$138,082
Supplemental cash flow disclosures:	
Cash paid during the year for:	
Income taxes	$ 7,501
Interest	$ 1,440
Non-cash financing activities:	
Insurance premiums financed under short-term note payable	$ 88,672

See accompanying notes to financial statements.

Oberlin Financial Corp.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2003

	Common Stock	Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2002	$ 155,000	$ 337,357	$ 26,031	$ 518,388
Net income			48,999	48,999
Balance at December 31, 2003	$ 155,000	$ 337,357	$ 75,030	$ 567,387

See accompanying notes to financial statements.

1. Summary of Significant Accounting Policies

Nature of Business and Ownership

Oberlin Financial Corp. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and National Association of Securities Dealers (NASD). In addition, the Company is a registered investment adviser filed with the Securities and Exchange Commission. The Company does not hold customer securities as the Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker. The Company's customer base is located primarily in Ohio, Indiana, Michigan and Florida, although it is expanding nationwide with increased recruiting efforts. The Company is a wholly-owned subsidiary of Oberlin Investments LLC, a holding company of financial services-related businesses.

Use of Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used as a basis for these financial statements.

Investment

The Company owns 3,200 shares of common stock in The NASDAQ Stock Market, Inc., and a fractional share in The Depository Trust Clearing Corporation, both privately owned companies. The investments are accounted for using the cost method.

Revenue Recognition

The clearing broker records customer securities transactions and the Company records the related commission revenue and expense and related clearing charges on a settlement date basis, which is not materially different than if on a trade date basis. Investment advisory fees are received quarterly but are recognized as revenue when earned.

Advertising Costs

The Company expenses advertising costs as they are incurred which amounted to $4,151 in 2003.

1. Summary of Significant Accounting Policies - continued

Cash Equivalents and Concentration of Credit Risk

For purposes of the statement of cash flows, the Company considers all highly liquid investment securities with three months or less to be cash equivalents. The Company maintains cash deposits in financial institutions which may at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation. The maximum loss that would have resulted from that risk is the excess of the deposits reported by the banks over the amounts that would have been covered by federal insurance. The Company has not experienced any losses and believes it is not exposed to any significant credit risk related to cash deposits.

Cash and cash equivalents at December 31, 20003, includes $6,500 of cash which has been physically segregated and restricted to satisfy a NASD breakpoint liability.

2. Clearing Arrangements

The Company has entered into fully-disclosed clearing arrangements with Bear, Stearns and Co., Inc. ("Bear Stearns"), the Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation ("Pershing") and National Clearing Service Corporation whereby customers accounts are cleared and carried by these clearing organizations. The agreements, which remain in effect unless written notice of termination in provided by either party, call for the Company to maintain deposit balances in accounts maintained by Bear Stearns and Pershing. At December 31, 2003, the Company had cash deposits of $200,000 with Bear Stearns, $100,000 with Pershing and $10,000 with National Securities Clearing Corporation to satisfy these requirements and is included in deposits with clearing and other organizations in the December 31, 2003 balance sheet. . The clearing arrangement with Pershing contains a graduated early termination clause under which, at December 31, 2003, the Company would be liable for early termination fees of $50,000. In 2003, the Company entered into a sub-clearing agreement with another broker dealer which allows the broker dealer to clear transactions through their Bear Stearns account.

The Company has agreed to indemnify these clearing organizations from damages or losses resulting from customer transactions. The Company is exposed to off balance sheet risk of loss in the event that customers are unable to fulfill contractual obligations including their obligations under margin accounts. The Company seeks to control the nonperformance by its customers by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customers' activity by reviewing information it receives from its clearing broker on a daily basis and by requiring customers to deposit additional collateral, or reduce positions, when necessary.

3. Note Payable

The Company financed certain annual insurance premiums totaling $88,672 under a note payable to a finance company. At December 31, 2003, the balance owed is $39,758 and is payable in monthly installments of $10,028 through May 2004, including interest at 4.25%.

4. Income Taxes

The federal income tax provision differs from the amount computed under the statutory rate due principally to certain expenses which are not deductible for federal income tax purposes. Deferred federal income taxes represent future income tax consequences of temporary differences measured at December 31, 2003. Temporary differences are those items that are recognized in different periods for income tax purposes than for financial reporting purposes. The net deferred tax assets of $500 in the accompanying statement of financial position include temporary differences related to organization and start-up costs.

5. Related Party Transactions

In March 2000, the Company and Oberlin Investments, LLC entered into a Management Agreement, whereby the Company pays $8,000 monthly for rent, utilities, technology, human resources and other administrative services and a variable amount each month for management and other services provided to the Company. The variable amount charged may not be representative of the fair market value of the services received from Oberlin Investments, LLC. The total amount paid for management and other services provided to the Company totaled $951,141. Accounts payable at December 31, 2003 includes $11,643 due to Oberlin Investments, LLC for reimbursement of expenses paid on behalf of the Company.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital of $250,000 at December 31, 2003 and requires that the ratio of aggregate indebtedness to net capital, as defined under the above regulation, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $271,299 and an aggregated indebtedness ratio of 1.14 to 1.

SUPPLEMENTAL INFORMATION

Oberlin Financial Corp.

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

Year Ended December 31, 2003

(See Independent Auditors' Report)

Net capital:	
Total stockholder's equity	$ 567,387
Deductions of nonallowable assets:	
Prepaid expenses	138,852
Deferred federal income taxes	500
Investment	41,634
Registered representative receivable	22,852
Commissions receivable over 30 days	92,250
Total deductions	296,088
Net capital	$ 271,299
Aggregate indebtedness	$ 308,998
Computation of basic net capital - minimum net capital required	$ 250,000
Excess net capital	$ 21,299
Ratio - aggregate indebtedness to net capital	1.14 to 1

Oberlin Financial Corp. net capital reported in Part II of Form X-17A-5 as of December 31, 2003 agrees to the net capital of $271,299 as reported above.

MIRA+KOLENA

Charles J. Mira, J.D., CPA
Thomas E. Kolena, CPA/ABV

Certified Public Accountants & Consultants

Mira+Kolena, Ltd.
4841 Monroe Street
Suite 350
Toledo, Ohio 43623

419-474-5020
419-474-5072 Fax
mk@mirakolena.com

Member of:
American Institute
of Certified Public
Accountants

Ohio Society of
Certified Public
Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors
Oberlin Financial Corp.

In planning and performing our audit of the financial statements of Oberlin Financial Corp. for the year ended December 31, 2003, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Oberlin Financial Corp., that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

MIRA+KOLENA

Certified Public Accountants & Consultants

Our consideration of the internal control structure would not necessarily disclose all matters in internal control that might be a material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

The report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties for any other purpose.

Mira & Kolena, Ltd.

Toledo, Ohio
January 23, 2004